TODEX CORP.

1810 E Sahara Ave, Office 219, Las Vegas, NV 89104

Tel. (702) 997-2502

February 13, 2015

Mr. Gabriel Eckstein

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Todex Corp.

       Registration Statement on Form S-1

       Filed December 30, 2014

       File No. 333-201288

Dear Mr. Gabriel Eckstein:

Todex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated January 26, 2015 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on December 30, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and assets consisting solely of cash and deposits. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 27, to indicate that you are a shell company or advise.

Our response: We do not believe that Todex Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Todex Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Todex Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Todex Corp. investigated the market demand for special software for the car dealership business. Also, we signed the Software Development Agreement dated February 12, 2015 with our first client. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Prospectus Cover Page

2. You state that there is no minimum number of shares that must be sold for the offering to proceed. Therefore, please expand your table here and on pages 13, 15, and 19 to include scenarios where you sell less than 50% of your shares, such as where you sell 10% or 25% of the total amount. Similarly, revise the “gross proceeds” statement on page 6 to reflect the range of possible outcomes.

Our response: We have expanded the tables in the registration statement and have included the scenarios where we sell 25% of the shares. We also have revised the gross proceeds to reflect the range of possible outcomes in case we sell 25% of the shares.

3. Please revise the cover page to eliminate redundant disclosure, e.g., repetitive references to risk factors and notices as well as multiple notices written using all capitalized letters. Refer to Rule 421(d) of Regulation C. Review other sections of your prospectus and revise accordingly.

Our response: We have revised our prospectus to eliminate redundant disclosure.

Prospectus Summary, page 5

4. Please revise the summary to include a concise description of your intended business. In this regard we note that it is not until page 17 that you disclose that your business is focused on car dealerships. Ensure that your business description clarifies in unambiguous terms that you have no developed product, no customers and no revenues to date and that you have not otherwise meaningfully commenced your proposed business operations.

Our response: We have revised our summary and included a concise description of our business. We have disclosed that our business focuses on the car dealership segment. We have included the notifications about the level of our business and that we have no developed product and no revenues to date.

Risk Factors, page 6

General

5. Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as the inapplicability of proxy rules and section 16 of the Exchange Act.

Our response: We have added a separate risk factor to highlight that our common stock is not registered under the Exchange Act.

Risks Related to Our Business, page 6

6. The risk factors that you present appear to apply to nearly any issuer in any industry. Please significantly revise the risk factors to ensure that they are tailored to the car dealership business. For each risk factor that relates to your business, please clearly explain how it applies to software development for the car dealership business sector.

Our response: We have revised our risk factors to correlate them to the car dealerships business.

Because our Auditors…, page 6

7. Please expand this risk factor to highlight the risks that a going concern limitation may have on your ability to raise capital and the increased cost of such capital should you be able to obtain debt financing.

Our response: We have expanded this risk factor in accordance with the comments of the commission.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 16

8. Please file your leasing agreement as an exhibit to the registration statement. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K. In this regard, we also note your statement on page 26 that Mr. Ermolovich is providing you with office space free of charge. Please advise or revise as necessary.

Our response: We have filed the lease agreement as an exhibit to the registration statement. We have excluded the statement that Mr. Ermolovich is providing us with office space free of charge.

Directors, Executive Officers, Promoter and Control Persons, page 24

9. Please disclose the name of Mr. Ermolovich’s business that he has been managing for the past 7 years.

Our response: We have disclosed the name of Mr. Ermolovich’s business. The business name is sole proprietorship “Vladislav Ermolovich”, London, United Kingdom.

Plan of Distribution

Procedures for Subscribing, page 30

10. Please file a form of Subscription Agreement as an exhibit to the registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Our response: We have filed the form of subscription agreement as an exhibit 99.1 to the registration statement.

Please direct any further comments or questions you may have to the company at todexcorp@yandex.com

Thank you.

Sincerely,

/S/ Vladislav Ermolovich

Vladislav Ermolovich, President